2006 First Half Earnings September 7, 2006 Analyst conference

Jean-Bernard Levy Chairman of the Management Board & Chief Executive Officer Jacques Espinasse Member of the Management Board & Chief Financial Officer

Jean-Bernard Levy Chairman of the Management Board & Chief Executive Officer

Main Figures for the First Half 2006 * Please refer to the glossary at the end of this document 7 Revenues of 9,610 million euros, up +5.8% on a comparable basis EBITA* of 2,348 million euros, up +11.1% on a comparable basis Adjusted net income, group share, of 1,378 million euros, up +10.9% Net income, group share, of 1,862 million euros, up +48.1%

Main Events of First Half 2006 9 Canal+ and TPS combination agreement and Lagardere agreement Strengthened our interests in our media assets in the U.S. SFR increased its stake in Neuf Cegetel from 28.2% to 34.9% Canal+ Group sold the Paris Saint-Germain soccer club Vivendi resolved tax litigation relating to DuPont shares Decision to delist from the New York Stock Exchange Dividend of 1,152 million euros paid with respect to fiscal 2005

All Vivendi's Business Units are Growing and Profitable On a comparable basis - IFRS Revenues EBITA Universal Music Group €2,202m + 5.3% €295m + 22.4% Vivendi Games €296m +24.4% €62m +226.3% Canal+ Group €1,795m +10.7% €190m - 0.5% SFR €4,301m + 1.7% €1,389m + 3.7% Maroc Telecom €993m +13.2% €410m + 16.5% 11

Our 2006 Objectives 13 Financial goals Adjusted net income: ^ +16%, i.e. approx. €2.6bn Earnings per share: ^ +16%, i.e. approx. €2.26 per share Dividend: Pay-out ratio of a minimum 50%, i.e. a minimum of €1.13€ per share

Our 2006 Priorities 15 Priorities Implement the combination of CANAL+ and TPS Take advantage of our leading positions Capitalize on our subscriber focused business model to maximize the benefit from the expansion of digital by launching innovative services Maximize the competitive advantages of our businesses by sharing their expertise Optimize returns to shareholders

Growth Drivers Are In Place 17 Digital generates a growing portion of the Group's activities: 10% of Universal Music Group's revenues 73% of CANAL+ Group's subscriptions in France 70% of Vivendi Games revenues are derived from online games The pending combination between Canal+ and TPS re- energizes the French pay-TV market World of Warcraft has close to 7 million paying clients SFR already has more than 1.5 million 3G clients Maroc Telecom generates a 24% growth in mobile clients and more than doubles its ADSL client portfolio Vivendi continues to invest in content creation, telecom infrastructures and digital distribution platforms

Consideration: €1,630 million in Enterprise value Why Music Publishing? Attractive low risk, high margin business Creates the world's largest music publishing company Synergies enhance value creation Scarcity value of sizeable pure-play music publishing assets Why BMG Music Publishing? Unique / irreplaceable catalog Attractive Production Music Library business Leadership positions in Classical and Christian Music Complementary to UMG Music Publishing Will increase Vivendi's profit in the first year Universal Music Group: Acquisition of BMG Music Publishing 19

Publishing Recorded ebitda 14 86 BMG Music Publishing enhances the strategic position and value of Universal Music Group as the world's leading recorded music company AND music publishing company UMG Today UMG + BMG MP Publishing Recorded Revenue 8 92 Note: Pie charts represent 2006 estimated business mix. UMG to Purchase BMG Music Publishing: A Unique Opportunity ... Publishing 8% Recorded 92% BMG MP €370m revenues Recorded 86% Publishing 14% 21

....to Grow Music Publishing and Enhance Value of UMG and Vivendi 23 Unique, irreplaceable catalog Over 1m copyrights (Coldplay, Robbie Williams, Justin Timberlake, Puccini, Ravel,...) Over 90% of Net Publisher Share generated by owned titles World leader in attractive Production Music Library business High margin, fast growing segment with significant barriers to entry Leadership positions in Classical and Christian Music Complementary to UMG Publishing Significant synergies to be extracted, to enhance value creation Improves UMG's ability to capitalize on a music market that is improving supported by technological innovations and digital sales A further move to strengthen Vivendi's assets in a rigorous and targeted manner

Focus on the CANAL+ / TPS Combination 25 The French government awarded its authorization on August 31, 2006 within the initial time frame Consumers will soon be able to access a unique enriched offer through a single commercial operator Vivendi's undertakings do not put into question the industrial rationale of the transaction nor its expected benefits for the consumer The closing of the combination is expected during the 4th quarter 2006 Within Vivendi's 2011 financial goals, Canal+ Group will contribute strongly to the growth of the Group

2011 Outlook Confirmed 2006-2011 EBITA average growth: Between 8% and 10% per annum 2011 Adjusted Net Income: Between €3.5 billion and €4.0 billion * 27 * Including the assumption that all deferred tax assets will have been utilized by end of 2010.

Our Strategy: Innovation & Leadership 29 Further strengthen our leadership positions in superior content and distribution businesses Pursue new digital services revenue streams that take advantage of the rise of mobility and broadband

First Half 2006 Financial Performance Jacques Espinasse Member of the Management Board & Chief Financial Officer

Improved Financial Reporting Reasons for changing A refined tracking of the business units' and the Group's operating performance A greater consistency with the practices of other European groups What is changing Adjusted earnings before interest, tax and amortization ("EBITA") replaces Earnings from operations ("EFO") as the key operating performance indicator of the business units ? EBITA = EFO before amortization of intangibles acquired through business combinations Adjusted net income henceforth excludes the amortization of intangible assets acquired through business combinations, as is presently the case for impairment losses of goodwill, or other intangibles acquired through business combinations, that have always been excluded Impacts 2004 Adjusted Net Income: up €160m, from €1,338m to €1,498m 2005 Adjusted Net Income: up €140m, from €2,078m to €2,218m 2006 estimated Adjusted Net Income: up €141m, from €2,400m to €2,541m 2006 Adjusted Net Income guidance: upgraded from €2.4bn to approximately €2.6bn ? Growth ^+16% ? Dividend pay-out ratio maintained at a minimum 50% of the new Adjusted net income, leading to a further increase in dividends 33

First Half Results Confirm Strong Progress In euro million - IFRS First Half 2006 % growth on a comparable basis Revenues (on a comparable basis) 9,572 + 5.8% EBITA (on a comparable basis) 2,348 + 11.1% Adjusted net income, group share 1,378 + 10.9% Net income, group share 1,862 + 48.1% Note: please refer to the glossary at the end of this document 35

Operating Highlights Strong operating performance in H1 2006: Revenues up +5.8% to €9,572m in H1 2006: Strong acceleration of CANAL+ Group (+10.7%) and Vivendi Games (+24.4%); Good performance from UMG, driven by strong growth in digital sales (+5.3%); SFR continues to grow (+1.7%), despite heavy cuts in rates; Steep growth again at Maroc Telecom (+13.2%). EBITA up +11.1% to €2,348m in H1 2006: All businesses are profitable; They all grew in the first half, except Canal+ Group, which totally absorbed incremental costs related to League 1 soccer (-€143m), and which shows a stable EBITA; SFR EBITA included a -€98m negative impact, i.e. -7% of total EBITA, due to cuts in regulated tariffs and the rise in the cost of the GSM license in the first half 2006. On a comparable basis 37

First Half 2006 Adjusted Net Income Growth The 135 million euros growth (+10,9%) in Adjusted net income, attributable to equity holders of the parent, compared to H1 2005 derives from: + €227m: improvement in EBITA at 100% - €10m: higher interest and increase in income from investments - €17m: decrease in income from equity affiliates - €30m: increase in provision for income taxes - €35m: growth in minority interests 39

Consolidated First Half 2006 Statement of Earnings * na: non applicable 41 Including: Loss on DuPont shares: € (98)m Write down to zero of PTC shares: € (496)m Including: Impact of the settlement of the tax litigation on DuPont shares: €1,019m In euro million - IFRS - Figures as published H1 2006 H1 2005 % Growth 1 Revenues 9,610 9,131 +5.2% 2 EBITA 2,348 2,121 +10.7% EBITA margin rate as a % of Revenues (%) 24.4% 23.2% +1.2 point 3 Amortization of intangible assets acquired through business combinations (113) (112) -0.9% 4 Impairment losses of intangible assets acquired through business combinations - (154) na* 5 EBIT 2,235 1 855 +20.5% 6 Income from equity earnings 155 172 -9.9% 7 Interest (115) (101) -13.9% 8 Income from investments 46 42 +9.5% 9 Other financial charges and income (519) 240 na* 10 Provision for income taxes 651 (385) na* 11 Earnings from discontinued operations - (34) na* 12 Minority interests (591) (532) -11.1% 13 Earnings attributable to equity holders of the parent 1,862 1,257 +48.1% 14 Adjusted net income attributable to equity holders of the parent 1,378 1,243 +10.9% Reminder FY 2005 19 484 3 985 20.5% (239) (170) 3 576 326 (218) 75 619 (204) 92 (1 112) 3 154 2 218 September7, 2006

Universal Music Group V Games Canal+ Group SFR Maroc Telecom Other S1 2005 2092 238 1622 4229 877 -12 S1 2006 2202 296 1795 4301 993 -15 In euro million - IFRS Revenues: +€526m, +5.8% on a comparable basis First Half 2006 Revenues on a comparable basis 9,046 9,572 UMG Vivendi Games SFR Maroc Telecom CANAL+ Group 2,092 +10.7% +1.7% +13.2% +5.3%* +24.4%** H1 2005 H1 2006 2,202 238 296 1,622 1 795 4 229 4 301 Non core activities*** 877 993 (12) (15) * +1.7% at constant currency; ** +18.7% at constant currency *** And elimination of intercompany transactions 43 -25.0% 2005 2006 Rev. 9046 9572

EBITA: +€234m, +11.1% on a comparable basis First Half 2006 EBITA on a comparable basis 2,114 2,348 UMG SFR Maroc Telecom 241 -0.5% +3.7% +16.5% +22.4% +226.3% 295 19 62 191 190 1,340 1,389 352 410 27 22 Vivendi Games CANAL+ Group Holding & Corporate (56) (20) Non core activities 45 +64.3% -18.5% In euro million - IFRS Universal Music Group V Games Canal+ Group SFR Maroc Telecom Holding & Corp. Other S1 2005 240.5 19.2 191.1 1340 352.3 -56 27 S1 2006 295.4 61.7 189.9 1389 409.6 -19.6 22 H1 2005 H1 2006 2005 2006 EBITA 2114 2348

Income from Equity Affiliates 47 H1 2006 H1 2005 Income from equity affiliates 155 172 including: NBC Universal Neuf Cegetel / Cegetel SAS Other 157 (2) 0 188 (21) 5 In euro million - IFRS

Net Available Cash Flow for the First Half 2006

*In euro million – **IFRS***

	H1 2006 Actual	H1 2005 Actual	
1. Consolidated cash flow from operations before net capex	**2,787**	**2,587**	
2. - Capital expenditures (capex)	(954)	(564)	Including €278m related to the capitalized part of SFR's new GSM license, offset by change in working capital
3. + Proceeds from sales of tangible and intangible assets	5	74	
4. + Change in working capital on the capitalized part of SFR's new GSM license	278	-	
5. - Other changes in working capital on acquisition of assets	(223)	(36)	Unfavorable timing of cash payments on capital expenditures in 2006
6. Consolidated cash flow from operations (CFFO)	**1,893**	**2,061**	
7. - Cash income taxes paid	(737)	(1,284)	Including payment of some SFR income taxes for 2004: (628)M€
8. - Settlement of the DuPont tax litigation	(521)	-	Cash-out offset by the €534m proceeds from the sale of DuPont shares, not included in CFAIT
9. - Cash net interest paid	(115)	(101)	
10. +/ - Other (including premiums paid on refinancing)	66	(359)	
11. Net consolidated cash flow (CFAIT)	**586**	**317**	
12. - SFR's and Maroc Telecom's CFAIT	(857)	(373)	
13. + Dividends received from SFR and Maroc Telecom	793	552	Including payment of €161m in exceptional dividend from Maroc Telecom
14. Net available cash flow at Holding level	**522**	**496**	€1,043m, excluding DuPont tax litigation
15. - Dividends paid to Vivendi shareholders	(1,152)	(689)	
16. Net available cash available at Holding level after dividends	**(630)**	**(193)**	

vivendi

September 7, 2006

25

Dec. 31, 2004 Acquisitions Puts and FMV of pus CFFO Financing expenses & Taxes Dividends paid to minorities VIV div Sept. 30, 2005 Est. Sept. 7, 2006 Est -3.8 -4.5 -3.6 -3.6 -4.8 -5.6 0 -3.8 -0.7 -1 -1.9 -1.2 -0.8 -1.2 -6.8 -4.6 -1 -2 Financial Net Debt Evolution at end-June 2006 Dec. 31, 2005 Cash flow from operations Cash interest, tax & other Dividends paid to minorities June 30, 2006 In euro billion - IFRS - 3.8 - 0.7 - 0.8 - 6.8 Acquisitions, net of divestitures Put options on minority interests - 1.0 - 1.2 Estimated at September 7, 2006 - 4.6 Including (in € million): MEI's minority interests: -964 7% of Neuf Cegetel: -223 Advance to TF1 and M6: -150 DuPont shares: +534 Other: +87 Dividends paid to minorities of (in €m): Maroc Telecom: -425 SFR: -276 Canal+ Group: -101 Including commitment to purchase Lagardere's interest in CANALSAT: -€937m * Including (in € million): Cash taxes: -1,258, including -521 on DuPont shares Cash interest: -115 Other: +159 + 1.9 * This commitment / put option will expire on December 31 2006 at the latest. - 1.2 Dividends paid to shareholde rs 51 - 5.6 Commitment to purchase TF1/M6 interest in CANAL+ France Lagardere's put on CANALSAT: -€937m* September7, 2006

Business Performance & 2006 Outlook Unless otherwise mentioned, financial information presented in the forthcoming pages is in euro million on a comparable basis.

Vivendi Operates First Class Assets in Media & Telecom Mobile / Fixed line Pay-TV Music Video Games 100% 100% 20% 100% 100% 56% 51% Film TV / Film Mobile / Fixed line Global Content Local Distribution Platforms 35%* 55 * Before the acquisition of 50% to 100% of Belgacom's 5.8% interest in Neuf Cegetel

UMG in the U.S. ended the 1st half with back-to-back number 1 albums from A.F.I., Busta Rhymes, Nelly Furtado and India Arie Universal Motown's artist Chamillionaire sold more than 3 million mastertones with his chart-topping hit single "Ridin'" UMG International acquired Vale Music, Spain's leading independent label The IMF -International Music Feed- music channel signed carriage agreements with the Sprint mobile network, BSkyB's Sky Mobile TV and Amp'd, the multimedia MVNO affiliated with UMG Revenues: +5.3%**, driven by strong digital sales and increased license income in the U.S. and U.K. Digital sales were €222m, 10.1% of total revenues vs. 4.9% in H1 2005 (+115% vs. H1 2005) H1 2006 best sellers: Andrea Bocelli, Jack Johnson & Friends, Ne-Yo, NOW 21 compilation in the U.S. EBITA: +22%, including the recovery of a €50m cash deposit; growth driven by higher revenues Universal Music Group: First Half 2006 Achievements Revenues EBITA x2.2 Digital sales +5.3% H1 2005 H1 2006 2005 2006 Rev. 2092 2202 2,09 2 2,202 2005 2006 Est 103 222 H1 2005 H1 2006 10 3 222 2005 2006 EBITA 241 295 H1 2005 H1 2006 24 1 295* * Including the recovery of a €50m cash deposit, relating to TVT litigation; ** +1.7% at constant currency. +22.4% In euro million 57

Universal Music Group: 2006 Outlook Revenues: "Slight growth" (unchanged) EBITA margin: "Same margin rate or slightly above 2005" (unchanged) 59

Vivendi Games: First Half 2006 Achievements Revenues EBITA x3.3 Paying clients to World of Warcraft 4,893 +24.4% H1 2005 H1 2006 2005 2006 Rev 238 296 238 296 2005 2006 WoW cust. 2.1 7 H1 2005 H1 2006 2.1 m ~7.0m * 2005 2006 Est 19 62 H1 2005 H1 2006 19 62 Announcement by Blizzard of an expansion pack to World of Warcraft: The Burning Crusade Formation of the Vivendi Games Mobile division dedicated to publishing games for the booming mobile games market Demos of Vivendi Games' new titles at the 2006 E3 -Electronic Entertainment Expo- : World of Warcraft: The Burning Crusade, Scarface The World Is Yours, Eragon, F.E.A.R. 360, ... Development of a Spanish version to Blizzard's World of Warcraft Revenues: +24.4%**, growth driven primarily by the continued success of Blizzard's World of Warcraft in all its markets, along with good scores on Sierra releases Close to 7m paying clients to World of Warcraft worldwide Other best-selling titles: Ice Age 2, 50 Cent: Bulletproof, Crash Tag Team Racing EBITA: +226%, driven by the growth in revenues, with an increased proportion of the higher margin World of Warcraft business +226.3% 61 In euro million * New definition as from February 2006: In order to be consistent with industry definition, gamers in Internet Game Rooms (IGRs) in Korea include those who played in the last 30 days vs. the last 7 days under previous definition; ** +18.7% at constant currency.

Vivendi Games: 2006 Outlook Revenues: "Growth above +15%" (Upgraded from "+12% to +15% growth") EBITA margin: "Margin rate above 11% from 8.7% in 2005 " (Upgraded from "Between 8% and 10% from 6.4% in 2005" in EFO margin terms) 63

Revenues: +11% increase in French pay-TV driven by a higher ARPU and growth in the subscription portfolio CANAL+ ARPU: +4.8% in the period to €29.8 per month End-June 2006, subscriptions to CANAL+ LE BOUQUET were at 56% of total CANAL+ portfolio: +7 points vs. June 2005 EBITA: down only €1m, mainly due to the growth in French pay-TV revenues almost offsetting the incremental costs of League 1 soccer in the period (+€143m) and good performances from StudioCanal and TKP in Poland CANAL+ Group: First Half 2006 Achievements Revenues EBITA French Pay- TV portfolio +10,7% H1 2005 H1 2006 2005 2006 Rev 1622 1795 1,622 1,795 2005 2006 Portfolio 7.96 8.24 H1 2005 H1 2006 7.96 m 8.24 m H1 2005 H1 2006 Approval of the CANAL+/TPS combination by the French anti-trust authorities Acquisition by STUDIOCANAL of Optimum, an independent films distributor in the U.K. Launch of i>TELE FLASH, the news channel made specifically for mobile phones Launch of the first channels in HD on CANALSAT, including CANAL+ Le Bouquet -0,5% +285k 2005 2006 Rev 191.1 189.9 191 190 65 In euro million

CANAL+ Group: 2006 Outlook Revenues: "+4% to +6% growth" (Unchanged) EBITA: "Stable at constant perimeter" (Unchanged) 67

SFR: First Half 2006 Achievements * Excluding MVNOs Revenues +1.21m (+7.4%) Customers * +1.7% H1 2005 H1 2006 2005 2006 Rev. 4229 4301 4,229 4,301 2005 2006 Cust. 16208 17415 H1 2005 H1 2006 16.2 m 17.4 m 2005 2006 EBITA 1340 1389 H1 2005 H1 2006 1,340 1,389 Revenues: +1.7% driven by a growing customer base and increasing "voice" and "data" usage , despite a -24% cut in mobile voice termination and a -20% cut in SMS termination +1.21m customers to 17.415m, including 64.1% postpaid clients +14.5% growth in AUPU to 319mn per month Net data ARPU up +10.9% to €62 with data excluding SMS/MMS representing 32% of revenues (vs. 28% in 2005) EBITA: +3.7%, primarily reflecting the +1.2% growth in network revenues, the -0.3 point reduction in SARC at 9.4% of network revenues as well as a strict control of other costs, and despite the increase of the GSM license cost (renewed in April 2006 with a variable part of 1% of revenues) +3.7% EBITA 69 In euro million SFR increased its stake in Neuf Cegetel from 28.2% to 34.9% in May 2006, before purchasing between 50% and 100% of Belgacom's 5.8% interest (under completion) MVNO agreement signed with the retail distribution group Auchan SFR, 1st operator to offer 3G+ (HSDPA) in France: for business customers in May 2006 and for the mass market in June 2006 Announcement of the launch of an HomeZone tariff offer before end of 2006 and a bundled mobile + DSL offer by first half of 2007 to increase usage and develop fixed to mobile substitution on voice

SFR: 2006 Outlook Revenues: "Stable to slight growth" (Unchanged) EBITA: "+8% to +10% growth" (Unchanged) EBITA margin: "Grow to approximately 29.5% / 30.5%" (Unchanged) 71

Maroc Telecom: First Half 2006 Achievements Revenues Mobile clients 4,893 +13.2% H1 2005 H1 2006 2005 2006 Rev. 877 993 87 7 993 2005 2006 Cust. 7188 8924 H1 2005 H1 2006 7,188 k 8,924 k 2005 2006 EBITA 352.3 409.6 H1 2005 H1 2006 352 41 0 Launch of DSL television with CANAL+ Group, a pioneer move in Morocco, Africa and in the whole Arabic world Award of a 3G license to Maroc Telecom by ANRT, the Moroccan telecom regulator DSL retail prices decreased on May 1, by 17% up to 33% depending on connection speed Launch of new innovative offers: Jawal pack at MAD30, "Jawal Twin"new reload plan, introduction of unlimited calls in postpaid controlled plans Revenues: +13.2%*, with mobile revenues up +18.0% to €634m and fixed line & Internet revenues up +7.7% to €560m +1.736m mobile clients to 8.924m, i.e. up +24.2% in the period Mobile ARPU stood at €10.5/month vs. €11.3 at end June 2005, due to the strong increase in the customer base DSL customer base: x2.4 in the period to 325,000 lines EBITA: +16.5%, driven by revenue growth and cost control, despite strong growth in both mobile clients and DSL lines +16.5% EBITA * +11.5% at constant currency. +1.74m (+24.2%) 73 In euro million

Maroc Telecom: 2006 Outlook Revenues: "Growth above +8%" (revised upwards on July 25, 2006 from "+6% to +8% growth") EBITA: "Growth above +14%" (Upgraded from "+12% to +14% growth ") 75

2006 Outlook 77 2006 Adjusted net income: ^+16%, i.e. approx. €2.6bn 2006 EPS: ^+16%, i.e. approx. €2.26 /share 2006 dividend: ^50% of Adjusted net income, i.e. a minimum €1.13 per share

2011 Outlook Confirmed 2006-2011 EBITA average growth: Between 8% and 10% per annum 2011 Adjusted Net Income: Between €3.5 billion and €4.0 billion * 79 * Including the assumption that all deferred tax assets will have been utilized by end of 2010.

Appendices

Improved Financial Reporting Reasons for changing An improved application of IFRS and a simplification of financial statements A refined tracking of the business units' and the Group's operating performance, through new key indicators that are adjusted for certain accounting impacts deriving from acquisitions and established on a basis closer to the cash they generate A greater consistency with the practices at other European groups What is changing Simplification of the consolidated statement of earnings' presentation, by canceling certain subtotals which are not currently used and henceforth presenting a subtotal known as "EBIT" EBIT includes the amortization of intangible assets acquired through business combinations and the impairment losses of goodwill and other intangibles acquired through business combination Adjusted net income henceforth excludes the amortization of intangible assets acquired through business combinations, as is presently the case for impairment losses of goodwill, or other intangibles acquired through business combinations, that have always been excluded Adjusted earnings before interest, tax and amortization ("EBITA") replaces Earnings from operations ("EFO") as the key operating performance indicator of the business units ? EBITA = EFO before amortization of intangibles acquired through business combinations Impacts 2004 Adjusted Net Income: up €160m, from €1,338m to €1,498m 2005 Adjusted Net Income: up €140m, from €2,078m to €2,218m 2006 estimated Adjusted Net Income: up €141m, from €2,400m to €2,541m 2006 Adjusted Net Income guidance: upgraded from €2.4bn to approximately €2.6bn ? Growth ^ +16% ? Dividend pay-out ratio at 50% of the new Adjusted net income, leading to a further increase in dividends 83

2002-2006 Key Figures 85

2005 Consolidated Statement of Earnings & Adjusted Net Income Consolidated Statement of Earnings Consolidated Statement of Earnings Adjusted Statement of Earnings Adjusted Statement of Earnings In euro million - IFRS 2005 2005 Revenues 19,484 19,484 Revenues Gross margin 9,586 9,586 Gross margin Selling, general and administrative expenses, restructuring charges and other operating charges and income (before amortization of intangible assets acquired through business combinations) (5,601) (5,601) Selling, general and administrative expenses, restructuring charges and other operating charges and income (before amortization of intangible assets acquired through business combinations) Amortization of intangible assets acquired through business combinations (239) Earnings from operations (EFO) 3,746 3,985 Earnings from operations (EFO) Impairment losses of intangible assets acquired through business combinations (170) Earnings before interest and tax (EBIT) 3,576 3,985 Adjusted earnings before interest, tax & amortization (EBITA) Income from equity affiliates 326 326 Income from equity affiliates Interest (218) (218) Interest Income from investments 75 75 Income from investments Other financial charges and income 619 Earnings from continuing operations before provision for income taxes 4,378 4,168 Earnings from continuing operations before adjusted provision for income taxes Provision for income taxes (204) (876) Provision for income taxes Earnings from continuing operations 4,174 Earnings from discontinued operations 92 Minority interests (1,112) (1,074) Minority interests Earnings attributable to equity holders of the parent 3,154 2,218 Adjusted net income attributable to equity holders of the parent 87 EBITA = EBIT before amortization of intangible assets acquired through business combinations and impairment losses of intangible assets acquired through business combinations Difference with 2005 Adjusted net income previously published = +€140m = amortization of intangible assets acquired through business combinations, net of taxes and minority interests September7, 2006

Fiscal year ended December 31, 2005 In euro million - IFRS Universal Music Group Vivendi Games Canal+ Group SFR Maroc Telecom Holding & Corporate Other Total Vivendi EBITDA 760 86 369 3 209 1 056 (149) - 5 331 Amortization (excluding intangible assets acquired through business combinations) (61) (29) (165) (767) (242) (7) (15) (1 286) Restructuring charges and other operating charges & income (18) (2) (1) (20) (28) (39) 48 (60) EBITA 681 55 203 2 422 786 (195) 33 3 985 Amortization of intangible assets acquired through business combinations (201) (14) - - (24) - - (239) Earnings from operations (EFO) 480 41 203 2 422 762 (195) 33 3 746 Impairment losses of intangible assets acquired through business combinations (50) - 4 - - (124) - (170) EBIT 430 41 207 2 422 762 (319) 33 3 576 2006 Forecasts ~(200) - - - ~(25) - - ~(225) 89 EBITA: 2005 Figures by Business September7, 2006

Impact of Improved Financial Reporting on Vivendi's Outlook Business unit 2005 EFO Previous 2006 EFO outlook 2005 EBITA New 2006 EBITA outlook Universal Music Group 480 681 Margin on revenues 9.8% "Same margin rate or slightly above 2005" 13.9% "Same margin rate or slightly above 2005" Vivendi Games 41 55 Margin on revenues 6.4% "Grow from 6% to between 8% and 10%" 8.7% "Margin above 11%" CANAL+ Group 203 "Stable at constant perimeter" 203 "Stable at constant perimeter" Margin on revenues 5.9% 5.9% SFR 2,422 "+8% to +10% growth" 2,422 "+8% to +10% growth" Margin on revenues 27.9% "Grow to between 29.5% and 30.5%" 27.9% "Grow to between 29.5% / 30,5%" Maroc Telecom 762 "+12% to +14% growth" 786 "Growth above +14%" Margin on revenues 41.0% 42.3% In euro million - IFRS - As published The change in financial communication -per se- does not change 2006 outlook in terms of growth 91

Universal Music Group: First Half 2006 Key Metrics Top-selling artists in the first half Top-selling artists in the first half Top-selling artists in the first half Top-selling artists in the first half H1 2006 Million units H1 2005 Million units Andrea Bocelli 2.8 50 Cent 6.5 Jack Johnson & Friends 1.9 Mariah Carey 4.2 Ne-Yo 1.9 The Game 3.0 NOW 21 1.8 Black Eyed Peas 2.8 Mary J. Blige 1.7 Gwen Stefani 2.7 Top-15 artists 23.3 Top-15 artists 34.7 First half 2006 sales Product sales License Publishing Digital Other Rev H1 06 72 8 7 10 3 New releases Catalog Video Singles Rev H1 06 60 29 9 2 93

Vivendi Games: First Half 2006 Key Metrics Paying clients to World of Warcraft at end-June 2006 Paying clients to World of Warcraft at end-June 2006 Region % North America & Europe 43% Asia 57% Worldwide 100% ~7.0M Titles Platform 1. World of Warcraft Online 2. Ice Age 2 PC / Consoles 3. 50 Cent: Bulletproof Consoles 4. Warcraft III Battlechest PC 5. Crash Racing Consoles 6. The Simpsons: Hit & Run Consoles 7. F.E.A.R. PC 8. Diablo II Battlechest PC 9. Warcraft III PC 10. Empire Earth 2 PC Best-selling titles in H1 2006 95

Juin 05 Juin 06 CANAL+ 4915 4995 CanalSat 3044 3247 CANAL+ Group: First Half 2006 Key Metrics CANAL+ CANALSAT CANAL+ Group net portfolio * (in thousands) 7,959 +283 * Individual and collective subscriptions to CANAL+ and CANALSAT in mainland France and overseas territories. June 2005 June 2006 3,044 3,247 4,915 4,995 8,242 CANAL+ ARPU €28.4 €29.8 +€1.3, i.e. +4.8% CANALSAT ARPU €34.2 €35.6 +€1.4, i.e. +4.1% 97

SFR: First Half 2006 Key Metrics (at end-June, including SRR) 2006 2005 Growth Customers (in '000) * 17,415 16,208 +7.4% Vodafone live! customers (in '000) * 5,520 3,193 +72.9% 3G customers (in '000) * 1,574 156 na Market share on customer base (%) * 35.5% 35.7% -0.2point 12-month rolling blended ARPU (€/year) ** 471 489 -3.7% 12-month rolling postpaid ARPU (€/year) ** 620 662 -6.4% 12-month rolling prepaid ARPU (€/year) ** 212 219 -3.1% Proportion of postpaid customers * 64.1% 62.2% +1.9 point Voice usage (minutes / month / customer) * 319 278 +14.5% Number of SMS sent (in billion) 3,1 2,6 +18.7% Number of MMS sent (in million) 83 42 +94.4% Net data revenues as a % of network revenues (%) ** 13.1% 11.4% +1.7 point Prepaid customer acquisition cost (€/gross add) 20 24 -15.8% Postpaid customer acquisition cost (€/gross add) 182 172 +5.6% Acquisition costs as a % of network revenues (%) 5.1% 5.2% -0.1 point Retention costs as a % of network revenues (%) 4.3% 4.5% -0.2 point (tm) * Excluding wholesale customers (MVNO); ** Including mobile termination. (tm) 99

Maroc Telecom: First Half 2006 Key Metrics (at end-June, excluding Mauritel) 2006 2005 Growth Number of fixed lines (in '000) 1,310 1,349 -2.9% Total Internet accesses (in '000) 332 158 x2.1 Including DSL access (in '000) 325 135 x2.4 Number of mobile clients (in '000) 8,924 7,188 +24.2% Prepaid clients (in '000) 8,553 6,875 +24.4% Postpaid clients (in '000) 371 313 +18.5% Proportion of prepaid clients (%) 95.8% 95.6% +0.2 point 101

First Half 2006 Interest H1 2006 H1 2005 Interest (115) (101) Interest expense on gross debt (including swaps) Average borrowing cost (%) Average amount of borrowings (in euro billion) Interest income on cash & cash equivalent (147) 4.42% 6.6 32 (123) 3.61% 6.8 22 In euro million - IFRS 103

First Half 2006 Other Financial Charges & Income S1 2006 S1 2005 Other financial charges & income (not included in Adjusted net income) (519) 240 Premiums paid for early repayment of notes and other financial liabilities - (92) Change in fair market value of financial derivatives & liabilities 29 131 Gain on sale of securities and interest in consolidated subsidiaries: o/w realized loss on sales of DuPont shares o/w write down to zero of PTC shares o/w realized gain on sale of Sogecable shares o/w unwinding of IACi's stake in VUE o/w realized gain on sale of YPSO / NC Numericable o/w realized gain on sale of Lagardere Thematiques (498) (98) (496) 66 - 56 - 243 - - - 194 (1) 26 Other (50) (42) In euro million - IFRS 105

H1 2006 H1 2005 Provision for income taxes 651 (385) Included in Adjusted net income (463) (433) Worldwide Tax System (year n) 291 246 Tax charge (754) (679) Not included in Adjusted net income 1 114 48 Worldwide Tax System (deferred tax n+1/n) 7 4 Other taxes 1 107 44 Cash income taxes paid (1,258) (1,284) Analysis of Provision for Income Taxes In euro million -IFRS Including 1,019 related to the settlement of the tax litigation on DuPont shares 107 Increase in pre-tax earnings at UMG, Vivendi Games and Maroc Telecom

Shareholders' equity, group share Minority interests Total Shareholders' equity December 31, 2005 18,769 2,839 21,608 Net income 1,862 591 2,453 Dividend paid by Vivendi S.A. (1,152) (1 152) Acquisition of 7.7% of USH1 to MEI (832) (832) Dividends and other transactions with minority interests (843) (843) Evolution of currency translation adjustments (446) (33) (479) Other (110) 38 (72) June 30, 2006 18,923 1 760 20,683 109 Evolution of Shareholders' Equity in the First Half 2006 September7, 2006 In euro million - IFRS

Glossary 111 Adjusted earnings before interest and income taxes (EBITA): EBIT (defined as the difference between charges and income that do not result from financial activities, equity affiliates, discontinued operations and tax) before the amortization of intangible assets acquired through business combinations and the impairment losses of goodwill and other intangible assets acquired through business combinations. Adjusted net income, attributable to equity holders of the parent: includes the following items: EBITA, income from equity affiliates, interest, income from investments, including dividends received from unconsolidated interests as well as interest collected on advances to equity affiliates and loans to unconsolidated interests, as well as taxes and minority interests related to these items. It does not include the following items: impairment losses of goodwill and other intangibles acquired through business combinations, henceforth, the amortization of intangibles acquired through business combinations, other financial charges and income, earnings from discontinued operations, provision for income taxes and minority interests relating to these adjustments, as well as non-recurring tax items (notably the change in deferred tax assets relating to the Consolidated Global Profit Tax System, and the reversal of tax liabilities relating to tax years no longer open to audit or having been settled with the tax authorities). Cash flow from operations: Net cash provided by operating activities net of capital expenditures, net and before income taxes paid. Comparable basis: essentially illustrates the effect of the divestitures or abandonment of operations that occurred in 2005 and 2006 (mainly the Paris Saint-Germain soccer club (PSG) and NC Numericable at Canal+ Group, and Annuaire Express SFR's phone directory activities) and includes the full consolidation of stakes in distribution subsidiaries at SFR as if these transactions had occurred as at January 1, 2005. Comparable basis results are not necessarily indicative of the results that would have occurred had the events actually occurred at the beginning of 2005. Financial net debt: is calculated as the sum of long-term and short-term borrowings and other long-term and short-term financial liabilities as reported on the consolidated statement of financial position, less cash and cash equivalents as reported on the consolidated statement of financial position, as well as derivative instruments in assets and cash deposits backing financing (included in the Consolidated Statement of Financial Position).

Laurence Daniel IR Director laurence.daniel@vivendi. com Edouard Lassalle IR Analyst edouard.lassalle@vivendi ..com Investor Relations Team Eileen McLaughlin IR Director eileen.mclaughlin@viven di.com Daniel Scolan Executive Vice President Investor Relations +33.1.71.71.14.70 daniel.scolan@vivendi.co m For all financial or business information, please refer to our Investor Relations website at: http://www.vivendi.com/ir New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.32.80 Fax: +33.1.71.71.14.16 113

Important Legal Disclaimer 115 Vivendi is quoted on Euronext Paris SA. This presentation contains "forward-looking statements" as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company's future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably the risks that: the prospects for growth in revenues, earnings, adjusted net income and dividend distributions may differ from forecasts made by the company; synergies and profits arising from proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi will not able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions, including but not limited to, the BMG Music Publishing transaction discussed in this presentation ; Vivendi will not able to further identify, develop and achieve success for new products, services and technologies; Vivendi will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi's revenue and/or income; Vivendi will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi will be unable to obtain or maintain authorizations or approvals necessary for the operation or expansion of its activities; as well as the risks described in the documents Vivendi has filed with the US Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission's website at www.sec.gov and the French Autorite des Marches Financiers' website (www.amf-france.org). Copies of the documents may also be obtained free of charge from Vivendi. This presentation contains forward- looking statements that can only be assessed on the day the presentation is issued. Vivendi does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements